# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Corbus Pharmaceuticals Holdings, Inc., CIK 0001595097
CUSIP: 21833P301
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 500 River Ridge Drive, Norwood, Massachusetts (MA), 02062
Date of event which requires filing of this statement: 11/03/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000929638-24-001033
Filed by CIK 0001583977

## Reporting persons
- Cormorant Asset Management, LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,375,000; sole dispositive power 0; shared dispositive power 2,375,000; aggregate amount beneficially owned 2,375,000 (12.82% of the class)
- Bihua Chen: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,375,000; sole dispositive power 0; shared dispositive power 2,375,000; aggregate amount beneficially owned 2,375,000 (12.82% of the class)

## Item 1. Issuer
Name of issuer: Corbus Pharmaceuticals Holdings, Inc.
Address of issuer's principal executive offices: 500 River Ridge Drive, Norwood, MA 02062

## Item 2. Person Filing
Name of person filing:
Cormorant Asset Management, LP
Bihua Chen

This statement is filed by (i) Cormorant Asset Management, LP, a Delaware limited partnership, and the investment adviser to certain funds (the "Cormorant Funds"), with respect to the shares directly held by the Cormorant Funds and (ii) Bihua Chen with respect to the shares directly held by the Cormorant Funds. The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." The filing of this statement should not be construed as an admission that any of the foregoing persons or any Reporting Person is, for the purposes of Section 13 of the Act, the beneficial owner of the shares reported herein.
Address of principal business office or, if none, residence:
200 Clarendon Street, 52nd Floor
Boston, MA 02116
Citizenship:
Cormorant Asset Management, LP - Delaware

Bihua Chen - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 2,375,000
Percent of class: 12.82%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 2,375,000
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
2,375,000

The percentages reported herein with respect to the Reporting Persons' holdings are calculated based upon (i) a statement in a Prospectus filed by the Issuer on November 3, 2025 that there would be 18,528,517 shares of Common Stock outstanding following the closing of a public offering described therein and (ii) a statement in a Current Report on Form 8-K filed by the Issuer on November 3, 2025 reporting that the public offering was expected to close on November 3, 2025.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2. The Cormorant Funds have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported herein. Cormorant Global Healthcare Master Fund, LP, a Cormorant Fund, has the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of more than 5% of the shares

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
JOINT FILING STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on SCHEDULE 13G/A, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on SCHEDULE 13G/A, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that she or it knows or has reason to believe that such information is inaccurate.

Dated: November 14, 2025

Cormorant Asset Management, LP
By: Cormorant Asset Management GP, LLC
its General Partner

By: /s/ Bihua Chen
Bihua Chen, Managing Member

Bihua Chen
By: /s/ Bihua Chen
Bihua Chen

## Signatures
- Cormorant Asset Management, LP: /s/ Bihua Chen, Bihua Chen, Managing Member (11/14/2025)
- Bihua Chen: /s/ Bihua Chen, Bihua Chen (11/14/2025)